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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 15, 2007

THUNDER MOUNTAIN GOLD

(Exact Name of Registrant as Specified in its Charter)

Idaho	001-08429	91-1031075
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1239 Parkview Drive, Elko, Nevada	89801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **775-738-9826**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.01 Entry into a Material Definitive Agreement

On February 15, 2007, Thunder Mountain Gold, Inc. initiated a private offering of common stock to purchase, in the aggregate, 2,500,000 shares of common stock of Thunder Mountain Gold, Inc., par value $0.05, at a price of $0.05 per share. The offering was limited to Directors, Management, and key consultants for the Company. The offering was fully subscribed and the offering was closed on April 15, 2007.

In conjunction with the private placement, the Company obtained a fairness opinion in connection with the offering.. All shares purchased are restricted. All investors were required to sign a Shareholder Rights Agreement. The Agreement generally provides that common stock purchased cannot be sold until the agreement terminates. Generally, the Shareholder Rights Agreement terminates upon the occurrence of the earlier of: (i) the closing of a consolidation, merger, other reorganization, or similar transaction of the Company with or into any other entity or entities pursuant to which the Restricted Shareholders of the Company subsequent to the consolidation, merger, or other reorganization or similar transaction shall own less than fifty percent (50%) of the voting securities of the surviving entity; (ii) a sale, conveyance or disposition of all or substantially all of the assets of the Company; (iii) the effectuation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the corporation is disposed of to other than Restricted Shareholders; or (iv) thirty-six (36) months from the date of the Agreement. Upon termination of the Shareholder Rights Agreement, the Company agrees to bear all costs and expenses of transfer (excluding any income tax or commissions) including removal of any restrictive stock legend, issuance of new stock certificates, or legal opinions. The only transfers allowed are restricted to transfers occurring on the death of a purchaser or transfers to another purchaser in the offering.

A total of $125,000 was raised through the private placement, and there were no fees associated with the placement. The following individuals purchased shares in the amounts stated: Jim Collord, President, 500,000 shares; Eric Jones, Secretary/Treasurer, 1,500,000 shares; Charles Cleveland, Corporate Counsel, 400,000 shares, and; Dennis Lance, Consulting Geologist, 100,000 shares.

The offering is believed exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) the Securities Act of 1933, as amended.

The securities purchased in connection with the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. No registration rights were offered in conjunction with the offering.

Item 3.02   Unregistered Sales of Equity Securities

See Item 1.01

Item 9.01. Financial Statements and Exhibits

     (c)   Exhibits

        99.1 Shareholder Rights Agreement

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
                 (Registrant)

By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: <u>April 30, 2007</u>

Thunder Mountain Gold, Inc.

SHAREHOLDER RIGHTS AGREEMENT

This Shareholder Rights Agreement ("Agreement") is made as of March ___, 2007 by and among E. James Collord, Eric T. Jones, Charles A. Cleveland, and Dennis Lance (collectively "Restricted Shareholders"), and Thunder Mountain Gold, Inc., a Idaho corporation (the "Company").

WHEREAS, E. James Collord, Eric T. Jones, Charles A. Cleveland, and Dennis Lance, purchased securities from the Company pursuant to an offering of securities, in March, 2007 (the March 2007 Offering";

WHEREAS, E. James Collord, Eric T. Jones, Charles A. Cleveland, and Dennis Lance all desire to impose certain restrictions on the transfer of shares purchased from the Company in the March 2007 Offering; and

WHEREAS, all Restricted Shareholders of the Company are willing to enter into this Agreement; and,

NOW THEREFORE; in consideration of the mutual covenants set forth herein, the parties agree as follows:

1.   **Restricted Transfer.** For a period of thirty-six (36) months from the date hereof, the undersigned Restricted Shareholders will not, offer, pledge, sell, transfer, gift, assign, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, pursuant to Rule 144 promulgated under the Act ("Rule 144") or otherwise, any shares of the Common Stock beneficially owned by the undersigned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that were purchased in the March 2007 offering.

        (a)   Legend. All certificates representing Shares purchased by the restricted Shareholders shall be endorsed with the legend provided for in Section 3.

        (b)   Effect of Violative Transfer. Unless this Agreement is terminated as set forth in Section 4(k) or exempt under Section 2, any attempt by a Restricted Shareholder to transfer Shares in violation of the terms of Section 2 of this Agreement shall be void and the Company will not effect such a transfer nor will it treat any alleged transferee as the holder of such shares.

2.   **Exempt Transfers.** Except for the termination of this agreement under the provisions of subparagraph 4 (k), the provisions of Sections 1 shall not apply to (i) any transfer to the ancestors, descendants (including adopted children) or spouse of a Restricted Shareholder upon the death of a Restricted Shareholder; or (ii) any transfer to any other Restricted Shareholder; provided that (A) the transferring Restricted Shareholder or his Legal Representative shall inform the Company of such transfer prior to effecting it and (B) the transferee shall furnish the Company with a written agreement to be bound by and comply with all provisions of this Agreement, which includes a restriction on transfer of such shares without the consent of the Company. Such

transferred Shares shall remain "Shares" hereunder, and such assignee or transferee shall be treated as a "Shareholder" for purposes of this Agreement.

      3.   **Legend**.

      (a)   Each certificate representing shares of Stock now or hereafter owned by the Restricted Shareholders issued to any person in connection with a permitted transfer as set forth in Section 2 hereunder shall be endorsed with the following legend:

> **The securities represented by this certificate have not been registered under the Securities Act of 1933 or the securities laws of any state and may not be sold or otherwise transferred in the absence of effective registration under such Act and laws, or an opinion of counsel satisfactory to the corporation that such registration is not required.**

      (b)   Each Restricted Shareholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in Section 3(a) above to enforce the provisions of this Agreement and the Company agrees promptly to do so. The legend shall be removed upon termination of this Agreement. The Company agrees to bear all costs of transfer, including removal of any restrictive stock legend, issuance of new stock certificates, as well as all costs and expense of opinions of counsel under Rule 144.

      4.   **Miscellaneous.**

      (a)   <u>Conditions to Rights</u>. Exercise of the rights under this Agreement shall be subject to and conditioned upon compliance with applicable laws. This Agreement shall have no effect on Common Stock or options to acquire common stock, owned or possessed by the Restricted Shareholders acquired or granted prior to or after the March 2007 Offering.

      (b)   <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Idaho without regard to conflicts of law provisions.

      (c)   <u>Amendment</u>. This Agreement may not be amended.

      (d)   <u>Assignment of Rights</u>. This Agreement and the rights and obligations of the parties hereunder shall inure to benefit of, and be binding upon, the parties' respective successors, assigns and legal representatives.

      (e)   <u>Ownership</u>. Each Restricted Shareholder represents and warrants that they are the sole legal and beneficial owner of the shares of stock subject to this Agreement and that no other person has any interest (other than a community property interest) in such shares.

      (f)   <u>Notices</u>. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery or by confirmed facsimile to the party to be notified or five days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days' advance written notice to the other parties hereto.

(g)   Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect. Such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

(h)   Dispute Resolution/Attorney Fees. Any controversy arising out of, connected to, or relating to any matters herein of the transactions between a Restricted Shareholder and Thunder Mountain Gold, Inc.(including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents, or promoters of Thunder Mountain Gold, Inc.), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from the common stock, tax issues, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion or any foreign laws, shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Idaho Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties.

(i)   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(j)   Entire Agreement. This Agreement constitutes the entire agreement between the parties relative to the specific subject matter hereof. Any previous agreement among the parties relative to the specific subject matter hereof is superseded by this Agreement.

(k)   Term. This Agreement shall terminate upon the earlier of (i) the closing of a consolidation, merger, other reorganization, or similar transaction of the Company with or into any other entity or entities pursuant to which the Restricted Shareholders of the Company subsequent to the consolidation, merger, or other reorganization or similar transaction shall own less than fifty percent (50%) of the voting securities of the surviving entity; (ii) a sale, conveyance or disposition of all or substantially all of the assets of the Company; (iii) the effectuation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the corporation is disposed of to other than Restricted Shareholders; or (iv) thirty-six (36) months from the date of this Agreement. Upon termination of this Agreement, the Company agrees to bear all costs and expenses of transfer (excluding any income tax or commissions) including removal of any restrictive stock legend or issuance of new stock certificates as well as all costs and expense of opinions of counsel under Rule 144.

The foregoing agreement is hereby executed as of the date first above written.

THUNDER MOUNTAIN GOLD, INC.

By: _____
Its: President

RESTRICTED SHAREHOLDERS:

_____

E. James Collord*

<u>500,000</u>
Shares Purchased in March, 2007 Offering

_____

Eric T. Jones*

<u>1,500,000</u>
Shares Purchased in March, 2007 Offering

_____

Charles A. Cleveland*

<u>400,000</u>
Shares Purchased in March, 2007 Offering

_____

Dennis Lance*

<u>100,000</u>
Shares Purchased in March, 2007 Offering

* A facsimile signature shall be considered the same as an original.

_____